THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
*
(Incorporated in Cayman Islands with limited liability)
(Stock Code: 0981)

DISCLOSEABLE TRANSACTION
45nm Technology Licensing Agreement with IBM

* For identification purposes only

12 February, 2008

CONTENTS

PAGE

Definitions	1-2
Letter from the Board	3-5
Appendix — General Information	6-10

Safe Harbor Statements
(Under the U.S. Private Securities Litigation Reform Act of 1995)

Information provided in this circular may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements of “accelerate SMIC technology advancement in logic process technology” and “can transition our fabless customers to system-on-chip (SOC) design for the 45nm node era” generally relate to the company’s plans, objectives and expectations for future operations and are based upon management ´s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company ´s Annual Report on Form 20-F filed on June 29, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.”

DEFINITIONS

In this circular the following expressions have the following meanings unless the context requires otherwise:

“Board”	the board of directors of the Company
“Company” or “SMIC”	Semiconductor Manufacturing International Corporation, the principal activity of which is to manufacture semiconductor for customers based on their own or third parties’ integrated circuit designs
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China
“IBM”	International Business Machines Corporation, the principal activity of which is to supply hardware, software and information technology services and to develop and implement e-business solutions
“Latest Practicable Date”	4 February 2008, being the latest practicable date prior to the printing of this circular for ascertaining information referred to in this circular
“Licensed Technology”	IBM’s bulk CMOS 45 nanometer technologies licensed to SMIC for 300mm wafer foundry service
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Model Code”	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules
“PRC”	the People’s Republic of China, but for the purposes of this circular only, excludes Hong Kong, Macau and Taiwan
“RSU(s)”	the restricted share units granted under the 2004 Equity Incentive Plan of the Company and each restricted share unit represents one Share
“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Share(s)”	the ordinary share(s) of par value of US$0.0004 each in the capital of the Company
“Shareholders”	the shareholders of the Company
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Technology Licensing Agreement”	the technology licensing agreement dated 26 December, 2007 entered into between SMIC and IBM to license the Licensed Technology
“United States”	United States of America

LETTER FROM THE BOARD

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
*
(Incorporated in Cayman Islands with limited liability)
(Stock Code: 0981)

Executive Directors	Registered Office:
Richard Ru Gin Chang (President and Chief Executive Officer)	P.O. Box 309GT Ugland House, George Town Grand Cayman, Cayman Islands
Non-Executive Directors	Principal Place of Business:
Wang Zheng Gang	18 Zhangjiang Road PuDong New Area Shanghai 201203 People’s Republic of China

Independent Non-Executive Directors
Yang Yuan Wang (Chairman)
Ta-Lin Hsu
Tsuyoshi Kawanishi
Jiang Shang Zhou
Henry Shaw
Lip-Bu Tan
Albert Y.C. Yu

To the Shareholders

12 February, 2008

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
45nm Technology Licensing Agreement with IBM

INTRODUCTION

Reference is made to the Company’s announcement dated 27 December, 2007 regarding the Technology Licensing Agreement entered into by the Company and IBM on 26 December, 2007 to license IBM’s 45-nanometer bulk complementary metal-oxide-semiconductor (CMOS) technology to SMIC for 300mm wafer foundry service.

The Technology Licensing Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

* For identification purposes only

The purpose of this circular is to set out further details of the Technology Licensing Agreement.

Technology Licensing Agreement

(1) Parties

(i) the Company, as the licensee

(ii) IBM, as the licensor

The Company confirms that, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, IBM and its ultimate beneficial owner(s) are third parties independent of and not connected with the Company or any of its connected persons.

(2) Technology to be licensed

IBM’s bulk CMOS 45 nanometer technologies licensed to SMIC for 300mm wafer foundry service. The technology can be used to fabricate devices in mobile applications such as handsets integrated with 3G, multimedia, graphic chips and chipsets at the 45nm technology node. The technology can also support the manufacturing of graphics and other consumer devices. The licence under the Technology Licensing Agreement is a perpetual licence, unless terminated earlier for breach of any material term or condition of the Technology Licensing Agreement.

(3) Consideration

The Licensed Technology constitutes a discloseable transaction under Rule 14.08 of the Listing Rules, meaning a transaction where any percentage ratio under Rule 14.07 of the Listing Rules is 5% or more, but less than 25%. The Company’s consolidated total assets based on its unaudited 2007 interim results were approximately USD4,725 million, and the Company’s total market capitalisation as at the date of the Technology Licensing Agreement was approximately USD1,732 million. Based on the unaudited accounts of the Company, the net change in the closing balance of the gross value of the Company ´s acquired intangible assets between 31 December 2006 and 31 December 2007 is approximately USD188 million and the net change in the closing balance of the net amount of the Company’s acquired intangible assets between 31 December 2006 and 31 December 2007 is approximately USD161 million. The consideration for the Licensed Technology was arrived at after arm’s length negotiations between the parties. The Technology Licensing Agreement was negotiated and entered into in accordance with customary business practice. Taking into account, on the part of the Company, its consideration of a number of factors, including the type and degree of development of the Licensed Technology, the supply of and market demand for the Licensed Technology, whether the consideration would achieve competitive pricing of wafers produced using the Licensed Technology and the overall long term profitability for the Company as a result of using the Licensed Technology. It is normal business practice of the semiconductor wafer foundry industry not to disclose the actual consideration for such technology licensing arrangements. Furthermore, IBM has explicitly requested that the actual consideration, being an extremely commercially sensitive piece of information to IBM, not to be disclosed. Disclosure of the actual consideration will result in the loss of significant potential licensing opportunities for the Company in the future and hence a significant adverse impact on the Company’s future business development and will therefore not be in the interest of the Company and the shareholders as a whole. The Company has applied to the Stock Exchange for, and the Stock Exchange has granted it, a waiver from strict compliance of Rules 14.58(4) and 14.58(6) of the Listing Rules in respect of disclosure of the actual consideration of the Technology Licensing Agreement.

Since the Licensed Technology constitutes only part of the technology related to SMIC’s 300mm wafer foundry service, distinctive revenue or expenses cannot be attributable to the Licensed Technology, therefore no identifiable income stream can be assigned to it.

(4) Source of funding

The consideration for the Licensed Technology will be funded by internal resources of the Company.

(5) Reasons for, and benefits of, the Technology Licensing Agreement

SMIC believes that the licensing by IBM of the Licensing Technology will accelerate SMIC technology advancement in logic process technology and help SMIC provide optimal solutions for its customers at its 300mm facilities and that IBM’s expertise on design enabler and system IP comprehension can transition SMIC’s fabless customers to system-on-chip (SOC) design for the 45nm node era.

The Directors, including the independent non-executive Directors, are of the opinion that the terms of the Technology Licensing Agreement are fair and reasonable and are in the interests of the shareholders of the Company as a whole.

Effect of the Technology licensing Agreement

As mentioned above, the Technology Licensing Agreement will be funded by internal resources of the Company. The Technology Licensing Agreement will increase the Group’s acquired intangible assets and the unpaid portion of the consideration of the Technology Licensing Agreement will increase the Company’s liabilities. Save as disclosed above, the Technology Licensing Agreement is not expected to have any material adverse financial impact on earnings, assets and liabilities of the Group.

Additional information

Your attention is also drawn to the information set out in the appendix to this circular.

On behalf of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
President and Chief Executive Officer

APPENDIX GENERAL INFORMATION

A. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

B. DISCLOSURE OF INTERESTS
(i) Directors’ Disclosure of Interests

As at the Latest Practicable Date, the interests or short positions, if any, of each Director and chief executive of the Company in the ordinary shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

			Percentage of
			Aggregate
			Interests of
			Total Issued
Board Member	Nature of Interest	Number of Shares	Share Capital
Richard Ru Gin Chang	Personal Interest (1)	35,579,550
	Personal Interest (2)(6)	17,600,000
	Corporate Interest (3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000
Total:		94,169,550	*
Ta-Lin Hsu	Corporate Interest (4)	15,300,010
	Personal Interest (5)(6)	1,000,000
Total:		16,300,010	*
Tsuyoshi Kawanishi	Personal Interest (5)(6)	1,000,000
	Personal Interest (7)	1,500,000
Total:		2,500,000	*
Henry Shaw	Personal Interest (5)(6)	1,000,000	*
Lip-Bu Tan	Personal Interest (5)(6)	1,000,000	*
Yang Yuan Wang	Personal Interest (5)(6)	1,000,000	*
Albert Y. C. Yu	Personal Interest	1,350,000
	Personal Interest (6)(8)	1,000,000
Total:		2,350,000	*

* Indicates less than 1%.

Notes:

(1) Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such ordinary shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such ordinary shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

(2) The Compensation Committee has granted Dr. Chang options to purchase an aggregate of 15,100,000 ordinary shares if fully exercised, and an award of 2,000,000 RSUs (each representing the right to receive one ordinary share). As at the Latest Practicable Date, none of these options have been exercised and 75% of the RSUs have vested.

(3) These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole Members. It is the current intention of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

(4) Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 ordinary shares.

(5) Each independent Non-executive Director and Non-executive Director was granted an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. As of the Latest Practicable Date, these options have not been exercised. Lai Xing Cai (who resigned as an Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jou (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and cancelled on September 27, 2006.

(6) Each Director was granted an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were vested as to 50% on May 30, 2007 and the remaining 50% will be vested on May 30, 2008, both options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of the Latest Practicable Date, these options have not been exercised. Fang Yao (who resigned as Non-Executive Director on August 30, 2007) and Jiang Shang Zhou have declined such option.

(7) Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares, if fully exercised. As of the Latest Practicable Date, these options have not been exercised.

(8) On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 RSUs. 50% of the shares under the RSUs have vested on May 30, 2007, and the remaining 50% will be vested on May 30, 2008.

(ii) Substantial Shareholders’ Disclosure of Interests

As at the Latest Practicable Date, so far as was known to the Directors of the Company, the following parties (not being a Director or chief executive of the Company) were deemed or taken to have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or were, directly or indirectly, interested in 10 per cent. or more of the nominal value of the share capital of the Company carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Percentage of issued
Shareholder	Number of ordinary shares	ordinary share capital
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	36,310,000 (long position)(1) 1,814,991,340 (long position)(2)	0.20% (long position) 9.77% (long position)
Total:	1,851,301,340 (long position)	9.97% (long position)

Notes:

(1) All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(2) All such ordinary shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of Shanghai Industrial Holdings Limited (“SIHL”). SIHL is an indirect non-wholly owned subsidiary of SIIC which are holding SIHL’s shares through its wholly-owned subsidiaries namely, SIIC CM Development Limited, SIIC Capital (B.V.I.) Limited and Shanghai Investment Holdings Limited, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. The Company’s Director as of the Latest Practicable Date, Wang Zheng Gang, is the Chief Representative of the Shanghai Representative Office of SIHL and a director and general manager of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

Save as disclosed above, the Company is not aware of any other person who was deemed or taken to have an interest or short position in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

C. DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

D. DIRECTORS’ COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in a business which competes, or is likely to compete, either directly or indirectly, with the business of the Company and its subsidiaries as required to be disclosed pursuant to the Listing Rules.

E. LITIGATION

On August 25, 2006, Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) filed a lawsuit against the Company and certain subsidiaries (Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC (Shanghai)”), Semiconductor Manufacturing International (Beijing) Corporation (“SMIC (Beijing)”) and SMIC Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement. In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13-micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven any trade secret misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

TSMC filed with the California Court in January 2007 a motion to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to the California Court of Appeal.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. It has not yet issued a ruling.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and attempted to file additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. Upon the Company’s motion, the California Court struck TSMC’s new claims as procedurally improper, but granted TSMC leave to replead its claims.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.

On September 7, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected SMIC’s development and sales. However, the Court ordered that SMIC provides 10 days’ notice to TSMC if SMIC plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

No trial date has been set in either the PRC or California lawsuits.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

F. GENERAL

(i) The secretary of the Company is Ms. Anne Chen. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore.

(ii) The qualified accountant of the Company is Ms. Morning Wu. Ms. Wu holds a licence for Accounting and Auditor with the Senior Civil Service Examination of Taiwan. She obtained a bachelor ´s degree in Accounting from the National Chengchi University, Taiwan and received a master ´s degree in Accounting from the National Taiwan University.

(iii) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(iv) The Company’s registered office is at P.O. Box 309GT, Ugland House, George Town, Grand Cayman, Cayman Islands.

(v) The principal place of business of the Company is at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, People’s Republic of China.